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                             October 13, 2023

       Mengmeng Li
       Chief Financial Officer
       JinkoSolar Holding Co., Ltd.
       1 Yingbin Road
       Shangrao Economic Development Zone
       Jiangxi Province, 334100
       The People   s Republic of China

                                                        Re: JinkoSolar Holding
Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 31, 2023
                                                            File No. 001-34615

       Dear Mengmeng Li:

              We have reviewed your August 31, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 4, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 159

   1. We note from your response to prior comment 2 that you "reviewed the bios" of each of your directors before
determining that none of them are officials of the Chinese
                                                        Communist Party. We
also note from the information about Mr. Yingqiu Liu on page 120 of your Form 20-F that
he appears to be currently or formerly employed by, a member of, or otherwise affiliated
with several organizations and committees that are controlled by or otherwise affiliated
with the Chinese Communist Party. Please tell us more about how you considered Mr. Liu's
biography by addressing the following:
                                                            Tell us more about
each organization or committee identified in Mr. Liu's biography on page 120 of
your Form 20-F, including whether and how it is affiliated with the
                                                             Chinese Communist
Party.
 Mengmeng Li
JinkoSolar Holding Co., Ltd.
October 13, 2023
Page 2
             Tell us how you considered whether Mr. Liu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 120 of your Form 20-F.
             Tell us whether Mr. Liu is a member of the Chinese Communist
Party.
             Tell us how you considered the above factors when reaching the conclusion that Mr.
           Liu is not an official of the Chinese Communist Party.

       Please contact Jennifer Thompson at 202-551-3737 with any questions.



                                                          Sincerely,
FirstName LastNameMengmeng Li
                                                          Division of
Corporation Finance
Comapany NameJinkoSolar Holding Co., Ltd.
                                                          Disclosure Review
Program
October 13, 2023 Page 2
cc:       Shuang Zhao
FirstName LastName